SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C. 20549

                        SCHEDULE 13D

 Under the Securities Exchange Act of 1934 (Amendment No. )


           FRANKLIN SELECT REAL ESTATE INCOME FUND
                      (NAME OF ISSUER)


                    Series A Common Stock
               (TITLE OF CLASS OF SECURITIES)


                          354635104
                       (CUSIP Number)


                      Leslie M. Kratter
                  Franklin Resources, Inc.
                  777 Mariners Island Blvd.
                 San Mateo, California 94404
                       (415) 312-4018
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)


                         May 7, 1996
   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

















1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Resources, Inc.
    13-2670991


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)[ ]
                                                      (b)[X]


3.  SEC USE ONLY


4.  SOURCE OF FUNDS

    OO


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware


 ............................................................
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  SOLE VOTING POWER

    Franklin Resources, Inc. 1,685,400 Series A Common 11.9%
    Franklin Properties, Inc.  745,585 Series B Common 100%
     (a wholly owned subsidiary of Franklin Resources, Inc.)


8.  SHARED VOTING POWER

    -0-


9.  SOLE DISPOSITIVE POWER

    Franklin Resources, Inc.   1,685,400 Series A Common
    Franklin Properties, Inc.    745,585 Series B Common
     (a wholly owned subsidiary of Franklin Resources, Inc.)

10.  SHARED DISPOSITIVE POWER

     -0-

 ............................................................

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,430,985  (Including Series A Common and Series B
Common)





12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES                                      [X]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     16.3% (Including Series A Common and Series B Common)


14.  TYPE OF REPORTING PERSON

     Franklin Resources, Inc.         HC; CO


This Schedule 13D is being filed to report the acquisition of shares of Series A Common Stock (the "Select Series A
Common") of Franklin Select Real Estate Income Fund
("Select")  in connection with the merger consummated on May
7, 1996 of Franklin Advantage Real Estate Income Fund
("Advantage")  and Franklin Real Estate Income Fund
("Income") into Select.

Prior to the Merger, Franklin Resources, Inc. ("FRI") was the beneficial owner of 1,404,500 shares of Series A Common
Stock of Advantage.   In connection with the Merger, such
shares were converted into 1,685,400 shares of Select Series
A Common.

Prior to the Merger, each of Select, Advantage and Income also had Series B Common Stock outstanding all of which Series B shares had equal voting rights with the respective
Series A Common Stock of Select, Advantage and Income. The
Series B shares were held by Franklin Properties, Inc.
("FPI"), a wholly owned subsidiary of FRI. None of such Series B shares was registered under Section 12 of the Securities Exchange Act of 1934.

In connection with the Merger, the 124,240 Series B shares of Advantage held by FPI were converted into 149,088 Series B shares of Select and the 319,308 Series B shares of Income were converted into 410,631 Series B shares of Select.
Prior to the Merger, FPI held 185,866 shares of Series B Common Stock of Select resulting in a total post-Merger ownership of 745,585 shares of Series B Common Stock of Select by FPI.

Franklin Trust Company ("FTC"), a wholly owned subsidiary of Franklin Resources, Inc., serves as custodian for certain Individual Retirement Accounts. Prior to the Merger, FTC held 342,875 shares of Series A Common Stock of Income. In connection with the Merger, the 342,875 shares of Series A Common Stock of Income were converted into 440,938 shares of Select. Prior to the Merger, FTC held 1,523,602 shares of Series A Common Stock of Advantage. In connection with the Merger, the 1,523,602 shares of Series A Common Stock of Advantage were converted into 1,828,323 shares of Select. Prior to the Merger, FTC held 377,586 shares of Series A Common Stock of Select resulting in a total post-Merger ownership of 2,646,847 shares of Series A Common Stock of Select by FTC. FTC has no right to vote such shares, nor any right to receive or direct the receipt of dividends from or to receive proceeds from the sale of such shares, nor any right to direct the disposition of such shares. Franklin Resources, Inc. hereby disclaims any beneficial interest in such shares.

As a result of the exercise of dissenter's rights by one or more shareholders of the merged companies, the total issued and outstanding shares may change in the future, which may affect the percentages reported herein.


Item 1. Security and Issuer

        Title and Class of the Issuers Equity Securities:

        Series A Common Stock

        Name and Address of the Principal Executive Office of the Issuer:

        Franklin Select Real Estate Income Fund
        P. O. Box 7777
        San Mateo, California 94403-7777

Item 2. Identity and Background

        (a) Name:

        Franklin Resources, Inc.

        (b) State of Organization:

        Delaware

        (c) Principal Business:

        A diversified financial services organization whose primary business is providing, through operating subsidiaries, management, administrative, and distribution services to the mutual funds comprising the Franklin/Templeton Group of Funds, managed accounts and other investment products.

Franklin Properties, Inc. is the wholly owned subsidiary of Franklin Resources, Inc. Franklin Properties, Inc. provides real estate advisory services and management to Franklin Select Real Estate Income Fund under an advisory agreement which is renewable annually. In addition, Continental Property Management Co., Inc., a California corporation and an indirect wholly owned subsidiary of Franklin Resources, Inc., provides property management services to the property owned by Franklin Select Real Estate Income Fund, pursuant to a property management agreement.

        Address of Principal Business/Principal Office:

        Franklin Resources, Inc.
        777 Mariners Island Blvd.
        San Mateo, CA 94404

        (d) Criminal Convictions:

        None

        (e) Civil Proceedings:

        None









Item 2. Identity and Background

        (a) Name:

            Jennifer J. Bolt

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Present principal occupation or employment:

            Vice President,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton
             Group of Funds, managed accounts and
             other investment products.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Harmon E. Burns

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Present principal occupation or employment:

            Executive Vice President/Secretary/Director,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton
             Group of Funds, managed accounts and
             other investment products.

        (d) Criminal Convictions:

            None



        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Kenneth V. Domingues

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Present principal occupation or employment:

            Senior Vice President,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton
             Group of Funds, managed accounts and
             other investment products.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Martin L. Flanagan

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404







        (c) Present principal occupation or employment:

            Senior Vice President/Treasurer/Chief
            Financial Officer,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton
             Group of Funds, managed accounts and
             other investment products.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Loretta Fry

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Present principal occupation or employment:

            Vice President,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton
             Group of Funds, managed accounts and
             other investment products.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States





Item 2. Identity and Background

        (a) Name:

            Deborah R. Gatzek

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Present principal occupation or employment:

            Senior Vice President,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton
             Group of Funds, managed accounts and
             other investment products.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Judson R. Grosvenor

        (b) Residence or business address:

            14 Sawgrass Ct.
            Las Vegas, Nevada 89113-1324

        (c) Present principal occupation or employment:

            Director of Franklin Resources, Inc.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            F. Warren Hellman

        (b) Residence or business address:

            Hellman & Friedman
            One Maritime Plaza, 12th Flr.
            San Francisco, California 94111

        (c) Present principal occupation or employment:

            Director of Franklin Resources, Inc.
            Partner,
            Hellman & Friedman
            One Maritime Plaza, 12th Flr.
            San Francisco, California 94111,
            Private Equity Investments

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Donna Ikeda

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Present principal occupation or employment:

            Vice President,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton
             Group of Funds, managed accounts and
             other investment products.

        (d) Criminal Convictions:

            None




        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Charles B. Johnson

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Present principal occupation or employment:

            President/Chief Executive Officer/Director, and Principal Shareholder,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton
             Group of Funds, managed accounts and
             other investment products.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Charles E. Johnson

        (b) Residence or business address:

            Templeton Worldwide, Inc.
            500 E. Broward, Suite 2100
            Ft. Lauderdale, Florida 33394-3091







        (c) Present principal occupation or employment:

            Senior Vice President/Director,
            Franklin Resources, Inc.
            President,
            Templeton Worldwide, Inc.
            500 E. Broward, Suite 2100
            Ft. Lauderdale, Florida 33394-3091,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton
             Group of Funds, managed accounts and
             other investment products.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Gregory E. Johnson

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Present principal occupation or employment:

            Vice President,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton
             Group of Funds, managed accounts and
             other investment products.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Rupert H. Johnson, Jr.

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Present principal occupation or employment:

            Executive Vice President/Director, and Principal
            Shareholder,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton
             Group of Funds, managed accounts and
             other investment products.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Gordon Jones

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Present principal occupation or employment:

            Vice President,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton
             Group of Funds, managed accounts and
             other investment products.

        (d) Criminal Convictions:

            None


        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Harry O. Kline

        (b) Residence or business address:

            6501 Red Hook Plaza, #201
            St. Thomas, VI 00802

        (c) Present principal occupation or employment:

            Director of Franklin Resources, Inc.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Leslie M. Kratter

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Present principal occupation or employment:

            Vice President/Assistant Secretary,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton
             Group of Funds, managed accounts and
             other investment products.





        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            William J. Lippman

        (b) Residence or business address:

            Franklin Advisers, Inc.
            One Parker Plaza, 16th Flr.
            Fort Lee, New Jersey 07024

        (c) Present principal occupation or employment:

            Senior Vice President,
            Franklin Resources, Inc.
            Senior Vice President,
            Franklin Advisers, Inc.
            One Parker Plaza, 16th Flr.
            Fort Lee, New Jersey 07024,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton
             Group of Funds, managed accounts and
             other investment products.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Peter M. Sacerdote

        (b) Residence or business address:

            Goldman, Sachs & Co.
            85 Broad Street
            New York, New York 10004



        (c) Present principal occupation or employment:

            Director of Franklin Resources, Inc.
            Limited Partner/Chairperson of Investment
            Committee,
            Goldman, Sachs Group, L.P.
            85 Broad Street
            New York, New York 10004,
            Investment banking

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Louis E. Woodworth

        (b) Residence or business address:

            1505 7th Ave. West
            Seattle, Washington 98119

        (c) Present principal occupation or employment:

            Director,
            Franklin Resources, Inc.

            Private Investor/President, Alpine Corp.,
            1505 7th Ave. West
            Seattle, Washington 98119

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States








Item 3. Source and Amount of Funds or Other Consideration

This Schedule 13D is being filed to report the acquisition of shares of Series A Common Stock (the "Select Series A
Common") of Franklin Select Real Estate Income Fund
("Select")  in connection with the merger consummated on May
7, 1996 of Franklin Advantage Real Estate Income Fund
("Advantage")  and Franklin Real Estate Income Fund
("Income") into Select.

Prior to the Merger, Franklin Resources, Inc. ("FRI") was the beneficial owner of 1,404,500 shares of Series A Common
Stock of Advantage.   In connection with the Merger, such
shares were converted into 1,685,400 shares of Select Series
A Common.

Prior to the Merger, each of Select, Advantage and Income also had Series B Common Stock outstanding all of which Series B shares had equal voting rights with the respective
Series A Common Stock of Select, Advantage and Income. The
Series B shares were held by Franklin Properties, Inc.
("FPI"), a wholly owned subsidiary of FRI. None of such Series B shares was registered under Section 12 of the Securities Exchange Act of 1934.

In connection with the Merger, the 124,240 Series B shares of Advantage held by FPI were converted into 149,088 Series B shares of Select and the 319,308 Series B shares of Income were converted into 410,631 Series B shares of Select.
Prior to the Merger, FPI held 185,866 shares of Series B Common Stock of Select resulting in a total post-Merger ownership of 745,585 shares of Series B Common Stock of Select by FPI.

Franklin Trust Company ("FTC"), a wholly owned subsidiary of Franklin Resources, Inc., serves as custodian for certain Individual Retirement Accounts. Prior to the Merger, FTC held 342,875 shares of Series A Common Stock of Income. In connection with the Merger, the 342,875 shares of Series A Common Stock of Income were converted into 440,938 shares of Select. Prior to the Merger, FTC held 1,523,602 shares of Series A Common Stock of Advantage. In connection with the Merger, the 1,523,602 shares of Series A Common Stock of Advantage were converted into 1,828,323 shares of Select. Prior to the Merger, FTC held 377,586 shares of Series A Common Stock of Select resulting in a total post-Merger ownership of 2,646,847 shares of Series A Common Stock of Select by FTC. FTC has no right to vote such shares, nor any right to receive or direct the receipt of dividends from or to receive proceeds from the sale of such shares, nor any right to direct the disposition of such shares. Franklin Resources, Inc. hereby disclaims any beneficial interest in such shares.

As a result of the exercise of dissenter's rights by one or more shareholders of the merged companies, the total issued and outstanding shares may change in the future, which may affect the percentages reported herein.


Item 4. Purpose of Transaction

The Select Series A Common Stock, which is the subject of this filing, was acquired in connection with the Merger described in Item 3 above. Franklin Resources, Inc. holds these securities (including the Series B Common Stock, to the extent Franklin Resources, Inc. is deemed to have a beneficial interest or voting power in such securities owned by its wholly owned subsidiary, Franklin Properties, Inc.) solely for investment purposes and not with a view to effect any changes in, or otherwise direct the action of, the Issuer. Franklin Resources, Inc. does not have any plans or proposals which relate to or would result in:

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present
capitalization or dividend policy of the Issuer;

        (f) Any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, Franklin Resources, Inc.'s subsidiary, Franklin Properties, Inc., may, from time to time, in the course of performing advisory services to the Issuer, make recommendations to the Issuer dealing with one or more of the items enumerated above.


Item 5. Interest in Securities of the Issuer

a) The aggregate number of shares of Series A Common Stock of the Issuer beneficially owned by Franklin Resources, Inc. is 1,685,400 representing 11.9 percent of the outstanding Series A Common Stock of the Issuer and 11.3 percent of the combined Series A and Series B Common Stock. These percentages are based upon information contained in the Issuer's Joint Proxy Statement and Merger Prospectus dated March 14, 1996 and Report on Form 10-Q for the quarter ended March 31, 1996. Franklin Resources, Inc. may also be deemed to have a beneficial interest in the 745,585 shares of Series B Common Stock beneficially owned by its wholly owned subsidiary, Franklin Properties, Inc. Based on information in the Issuer's Joint Proxy Statement and Merger Prospectus as of March 14, 1996 and Report on Form 10-Q for the quarter ended March 31, 1996, the aggregate number of shares of Series A and Series B Common Stock in which Franklin Resources, Inc. has, or may be deemed to have, a beneficial interest is 2,430,985, which represents 16.3 percent of the total outstanding voting stock of the Issuer (including Series A and Series B).

b) Franklin Resources, Inc. possesses sole voting and dispositive power with respect to all of the 1,685,400 shares of the Issuer's Series A Common Stock beneficially owned by it and may be deemed to possess voting and dispositive power over the 745,585 shares of the Issuer's
Series B Common Stock beneficially owned by Franklin
Properties, Inc.  Charles B. Johnson and Rupert H. Johnson,
Jr. are each officers, directors, and in excess of ten percent beneficial shareholders of Franklin Resources, Inc.

c) Franklin Resources, Inc. has effected no transactions in the Issuer's Common Stock during the past sixty days.

d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 1,685,400 shares of the Issuer's Series A Common Stock owned by Franklin Resources, Inc. Franklin Properties, Inc., as the beneficial owner of the 745,585 shares of the Issuer's Series B Common Stock, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares.


Item 6. Contracts, Arrangements, Understandings, or
        Relationships with Respect to Securities of the Issuer

Franklin Properties, Inc., a wholly owned subsidiary of Franklin Resources, Inc., provides real estate advisory services and management to the Issuer under an advisory agreement which is renewable annually. Continental Property Management Co., Inc., an indirect wholly owned subsidiary of Franklin Resources, Inc., provides property management services to the real property owned by the Issuer pursuant to a property management agreement.

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Franklin Resources, Inc. and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, lease or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Materials to be Filed as Exhibits

        None







                   Signature


After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


May 16, 1996               FRANKLIN RESOURCES, INC.


S\LESLIE M. KRATTER
Signature

Leslie M. Kratter
Vice President
Name/Title

Franklin Resources, Inc., its subsidiaries, and investment companies advised by such subsidiaries and Charles B. Johnson and Rupert H. Johnson, Jr. (principal shareholders of Franklin Resources, Inc.) are of the view that they are not active as a "group" for purposes of Section 13(d) under the Securities and Exchange Act of 1934 ("1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities under Rule 13 d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by Franklin Resources, Inc., its subsidiaries, and investment companies advised by such subsidiaries and those of Charles B. Johnson and Rupert H. Johnson, Jr. need not be aggregated for purposes of Section 13(d).